17008704

PUBLIC
Securities and Exchange

MAR - 1 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 East Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street	Suite 1700 Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2017

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Sole Member
CMS Investment Resources LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of CMS Investment Resources, LLC as of December 31, 2016. This financial statement is the responsibility of CMS Investment Resources, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CMS Investment Resources, LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Philadelphia, Pennsylvania
February 28, 2017

Financial Statement

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Statement of Financial Condition

December 31,	2016
Assets	
Cash	$ 1,341,367
Placement fee receivables	10,625
Due from affiliated entities	500,422
Prepaid expenses	32,237
Investment in partnership	3,325
Total Assets	$ 1,887,976
Liabilities and Member's Capital	
Liabilities	
Accounts payable and accrued expenses	$ 131,669
Due to affiliated entities	77,030
Other liabilities	139,586
Accrued special distribution	220,052
Total Liabilities	568,337
Member's Capital	1,319,639
Total Liabilities and Member's Capital	$ 1,887,976

The accompanying notes are an integral part of these financial statements.

1. Organization

CMS Investment Resources, LLC ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by CMS Holdco LLC ("Holdco" or "Member").

Effective November 1, 2013, the Company began operating in a limited capacity and is no longer engaging in any new selling activities. The Company will continue to exist to receive residual compensation related to private placements sold prior to December 31. As a result of these changes, the Company filed for and was granted by FINRA a Two-Principal Waiver pursuant to NASD Rule 1021(e)(2).

Block Sale of Variable Insurance policies

On November 23, 2016, the Company filed a Continuing Membership Application ("CMA") with FINRA to obtain approval for a transfer and assignment of interests of a block of variable life insurance policies. The Company entered into an account transfer and servicing agreement with Rose Glen Portfolio Analysis, LLC, ("RGAnalysis"), their current service provider and M Holdings Securities, Inc., ("MHS"), a broker dealer registered with the U.S. Securities and Exchange Commission and a member of FINRA. This agreement, allows the Company to transfer and assign to MHS all right, title, and interest in the variable life insurance policies and all commissions arising from the policies from and after October 1, 2016. The commission received by MHS, less MHS's standard retention for renewal commissions, will then be paid to a registered representative of RGAnalysis. The consummation of this agreement was contingent upon the Company's approval from FINRA of their CMA by January 31, 2017 or the agreement shall automatically terminate.

On December 30, 2016, FINRA approved the Company's CMA which allows the Company to implement their account transfer and servicing agreement with MHS and RGAnalysis. Upon transfer of the policies, pursuant to the account transfer agreement mentioned above, the registered representative of RGAnalysis shall pay to the Company the sum of $495,000 in nine consecutive equal quarterly installments. The payments are due the last day of each calendar quarter with the final payment being due December 31, 2018. The quarterly installments will also bear an interest rate of 1% per quarter, 4% annually.

Private Placement Transaction

Certain members of Holdco held an interest in the broker-dealer that generated the private equity security placement fees to the Company during the year ended December 31, 2016. This interest in the broker-dealer was sold during the first quarter of 2015, and the Company continues to receive these placement fees as a result of the previous security transactions in accordance with the original terms. Effective December 19, 2016, the Company entered into an agreement with the broker dealer and has accepted a lump sum payment of $235,000 in satisfaction of any ongoing placement fees. At December 31, 2016, this payment has been received and the Company will no longer receive any further placement fees from this broker dealer.

The Company does plan to file form BDW during 2017 which will allow them to withdraw their registration from the Securities Exchange Commission, Self Regulatory Organizations, and appropriate jurisdictions.

The Company's Member has not formally approved a plan for liquidation of the Company. As a result, the Company will continue to report its financial statements on a going concern basis until a formal plan of liquidation is approved by the Member.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Placement Fee Receivable

Receivables are stated at unpaid balance, less an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance is based on risks inherent in the placement fees receivable balances. Based on that evaluation, management provides for possible uncollectible amounts by establishing a valuation allowance with a charge to bad debt expense. Balances that are outstanding after management has used reasonable collection efforts are written off by a charge to the valuation allowance. Management determined that no valuation allowance was required at December 31, 2016.

Other Liabilities

As discussed in Note 1, on December 30, 2016 the Company obtained approval from FINRA for the sale of a block of variable insurance policies to another FINRA member firm and registered representative. As of December 31, 2016, the Company had a due to other totaling $139,586 which represents commissions that the member firm and registered representative are due from October 1, 2016 through December 31, 2016.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, Holdco.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns

requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2016, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions subsequent to 2012.

Recent Accounting Pronouncements

In April 2014, the FASB issued, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15)." The FASB defined management's responsibility to evaluate whether there is a substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management will need to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the organization's ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company adopted ASU 2014-015 and implementation did not have a material effect on the financial statements.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with major institutions and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

Placement Fee Receivable

The Company earns private equity security placement fees when a client is admitted into a fund. Placement fee receivables at December 31, 2016 were all due from one fund.

4. Related Party Transactions

Expense Sharing Agreement

The Company is party to an expense sharing agreement with Holdco, whereby Holdco (i) employs personnel who perform services for the Company and (ii) Holdco funds and allocates certain other expenses such as facility rental costs, computer and IT costs, insurance premiums, among others, to the Company. As of December 31, 2016, $8,791 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition.

The Company also reimburses Holdco for insurance and placement commissions earned by its member who is a registered representative of the Company. As of December 31, 2016, $2,874 was

payable and is included in Due to affiliated entities in the accompanying statement of financial condition.

Administrative Services Agreement

The Company is party to an administrative services agreement with MainLine Investment Partners, LLC ("MLIP"), an affiliated entity that has common owners with Holdco, whereby MLIP employs personnel who provide management oversight and support services to the Company. As of December 31, 2016, $65,365 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition, related to services provided pursuant to this agreement.

Due From Affiliates

As discussed in Note 1, the Company's CMA was approved by FINRA which allowed them to enter into the sale of a block of variable insurance policies with another FINRA member firm and registered representative, "a related party". As of December 31, 2016 the Company had a receivable totaling $499,950 related to this agreement from the related party. Per the agreement, the Company shall be paid in 9 consecutive equal quarterly installments payable on the last day of each calendar quarter. As of December 31, 2016, the Company also had $472 due from other affiliates. This amount is due upon demand and represents expenses paid by the Company on behalf of affiliated entities.

Accrued Commissions to Members

As of December 31, 2016, the Company accrued commissions due to members of Holdco totaling $46,501. These amounts are included in accounts payable and accrued expenses in the accompanying statement of financial condition and represent insurance and placement commissions related to selling activities when the members were registered with the Company. These are paid to the broker dealer the members are registered with.

Accrued Special Distribution

As of December 31, 2016, the Company has a non interest bearing liability recorded of $220,052 related to a future obligation to a member of Holdco that is expected to be paid in 2017.

Rose Glen Servicing Agreement

The Company had a servicing agreement with Rose Glen Life Portfolio Analysis, LLC ("Rose Glen") to have Rose Glen service the existing portfolio of life insurance policies. A member of Holdco is the controlling member of Rose Glen. As discussed in Note 1, the Company's CMA was approved by FINRA which allowed the Company to transfer and assign all interest in the variable life policies over to another FINRA member firm and registered representative. The servicing agreement between the Company and Rose Glen has been terminated concurrently with the new FINRA member firm entitled to receive all commissions from and after October 1, 2016. There were no amounts outstanding to Rose Glen as of December 31, 2016 under this servicing agreement.

Placement Fees

Certain members of Holdco held an interest in the broker-dealer that generated the private equity security placement fees to the Company during the year ended December 31, 2016. This interest in the broker-dealer was sold during the first quarter of 2015, and the Company continues to receive these placement fees as a result of the previous security transactions in accordance with the original terms. Effective December 19, 2016, the Company entered into an agreement with the broker dealer and has accepted a lump sum payment of $235,000 in satisfaction of any ongoing placement fees. At December 31, 2016, this payment has been received and the Company will no longer receive any further placement fees from this broker dealer. At December 31, 2016, the Company still has a placement fee receivable earned in prior years that is due from an affiliated entity in the amount of $10,625.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the ratio was 73.5%. At December 31, 2016, the Company had net capital, as defined, of $773,030, which was $735,140 in excess of its required net capital of $37,890.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

6. Litigation

Certain CMS-affiliated entities have filed lawsuits against various unrelated individuals and entities relating to a substantial theft that was perpetrated against the assets of CMS Life Insurance Opportunity Fund, L.P.(the "Life Insurance Fund"), and its portfolio holdings. The Company, acting in its capacity as a broker-dealer, sold equity participations to investors in the Life Insurance Fund as well as notes issued by RAI SPV2, LLC, a non-related party, which in turn acquired participating interests in the policies that formed part of the underlying portfolio holdings of the Life Insurance Fund. Various investors have entered into tolling and standstill agreements with CMS-affiliated entities, and one investor has threatened unspecified litigation. There is no pending litigation against the Company, and at this time, the Company believes that any loss contingency related to the unspecified litigation as a result of these events is remote.

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2016